 Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

April 30, 2007

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated:  May 15, 2007

signed “Ken Powell”

President, CEO and CFO

TABLE OF CONTENTS

PAGE

Notice to Reader

Consolidated Balance Sheet

1

Consolidated Statement of Operations

2

Consolidated Statement of Deficit

3

Consolidated Statement of Cash Flows

4

Notes to the Financial Statements

5 - 17

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Balance Sheet

(Unaudited – prepared by management)

	April 30, 2007	October 31, 2006
	“Unaudited”	“Audited”
ASSETS
CURRENT
Cash and cash equivalents	$ 644,227	$ 314,450
Sundry Receivable	69,616	4,954
Prepaid Expenses		73,865
	713,843	393,269
Equipment (Note 4)	127,291	62,435
	$ 841,134	$ 455,704

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$ 85,675	$ 281,780
Loans and advances (Note 5)	111,068	216,082
	196,743	497,862

Commitments (Note 8)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 6)	8,366,956	6,717,678
Contributed surplus (Note 6)	2,131,603	1,913,572
Warrants (Note 6)	876,616	725,989
Deficit	(10,730,784)	(9,399,397)
	644,391	(42,158)
	$ 841,134	$ 455,704

See accompanying notes

Approved on behalf of the Board:

“Ken Powell”

“Michael Gossland”

Signed

Signed

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Operations

(Unaudited – prepared by management)

	Three months ended April 30,		Six months ended April 30,
	2007	2006	2007	2006
INCOME Trading Income	$ 2,468	$ 14,210	$ 10,074	$ 14,210
Other Income	1,532		2,664
Total Income	$ 4,000	$ 14,210	$ 12,738	$ 14,210

EXPENSES
Research and development (Note 7)	527,256	134,166	802,706	315,767
Salaries & employee benefits	18,317		28,480
Professional fees	3,926	30,354	20,524	47,727
Management and consulting fees (Note 7)	36,549	20,000	93,146	35,000
Office, telephone and miscellaneous	35,369	17,045	60,752	35,953
Travel	19,743	11,280	38,381	25,530
Shareholder communications	14,700	22,229	21,893	34,540
Rent	8,582	9,186	14,850	15,809
Advertising and marketing	13,160	4,902	23,036	12,819
Amortization	11,377	4,066	18,637	6,348
Bank charges and interest	329	517	906	1,819
Interest	17,138		21,245
Trading commission	20,683		67,758
Loss (Gain) on foreign exchange	70,815	5,078	10,010	3,774

Total expenses	797,944	258,823	1,222,324	535,086
Net loss from operations	(793,944)	(244,613)	(1,209,586)	(520,876)
Share Compensation	(50,255)	(105,914)	(121,801)	(122,613)
NET LOSS FOR THE PERIOD	(844,199)	(350,527)	(1,331,387)	(643,489)

LOSS PER SHARE – Basic	$ (0.02)	$ (0.01)	$ (0.038)	$ (0.03)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	36,431,636	27,425,172	34,767,262	24,996,183
See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Deficit

(Unaudited – prepared by management)

	Three months ended April 30,		Six months ended April 30,
	2007	2006	2007	2006

DEFICIT, BEGINNING OF PERIOD	$(9,886,585)	$(6,084,380)	$(9,399,397)	$ (5,791,418)
NET LOSS FOR THE PERIOD	(844,199)	(350,527)	(1,331,387)	(643,489)
DEFICIT, END OF PERIOD	$(10,730,784)	$(6,434,907)	$(10,730,784)	$ (6,434,907)

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Cash Flows

(Unaudited – prepared by management)

	Three months ended April 30,		Six months ended April 30,
OPERATING	2007	2006	2007	2006
Net loss	$(844,199)	$ (350,527)	$(1,331,387)	$ (643,489)
Adjustments for non-cash items
Software development expense				- - -
Amortization	11,377	4,066	18,637	6,348
Research and development exp.
Share option expense	121,801	26,102	121,801	26,102
Loss on disposal of equipment				- - -
	(711,021)	(320,359)	(1,190,949)	(611,039)
Net changes in non-cash working capital balances: Sundry receivable Prepaid expenses Accounts payable and accrued liabilities	(46,922) 24,734 (39,467)	(56,575) (110,652)	(64,661) 73,865 (196,106)	(70,234) 704 (20,480)
	(61,655)	(167,227)	(186,902)	(90,010)
INVESTING
Loan receivable
Purchase of equipment	(26,785)	(13,780)	(83,493)	(27,257)
	(26,785)	(13,780)	(83,493)	(27,257)
FINANCING Issue of common shares and warrants net of issue costs Redemption of common shares Loans and advances	531,575 (109,339)	640,386 16,126	1,896,135 (105,014)	839,885 37,968
	422,236	656,512	1,791,121	877,853
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(377,225)	155,146	329,777	149,547
(BANK INDEBTEDNESS) CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,021,452	103,592	314,450	109,191
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF PERIOD	644,227	$ 258,738	$ 644,227	$ 258,738
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	329	517	906	1,819

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

1.

CONTINUING OPERATIONS

(a)

Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.  The Company currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

(b)

Going concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, and has an accumulated deficit of $10,730,784 at April 30, 2007 (2006 - $6,434,907).  As at April 30, 2007, the Company has working capital in excess of $517,100 or a ratio of 3.6:1 (2006 – ($104,593)).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2007.  However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options has been calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.  The 2005 year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in 2004, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05. There were no share options issued prior to October 31, 2002.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost and is amortized at 20% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of equipment and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 6.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards

In 2005, the CICA issued various new Handbook sections. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i)

CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii)

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

(iii)

CICA Handbook Section 3865, “Hedges” establishes standards for how and when hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

4.       EQUIPMENT

	April 30, 2007			October 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$ 170,089	$ 50,571	$ 119,518	$ 87,578	$ 32,728	$ 54,850
Office Furniture	9,414	1,641	7,773	8,432	847	7,585

Software
development costs	947,877	947,877	- - -	947,877	947,877	- - -
	$ 1,127,380	$ 1,000,089	$ 127,291	$ 1,043,887	$ 981,452	$ 62,435

5.    LOANS AND ADVANCES

2007 2006

Loan payable, is due to a Director and his associated
company. The loan is non-interest bearing, unsecured
and has no fixed terms of repayment. $ --- $ 37,408

Short term loan, bearing interest at 13% per annum,
is secured by a promissory note with full payment due on
October 15, 2007. 100,000 100,000

Advances of $10,000 US from partners of
Titan Trading Limited Partnership. The advance is non-interest bearing, unsecured and has no fixed terms of repayment. 11,068 78,674
$ 111,068 $ 216,08

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

6.   SHARE CAPITAL

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2004	13,024,965	3,984,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	- - -	- - -
Shares issuance costs	- - -	(77,652)	- - -	- - -
Warrants expired and cancelled	- - -	- - -	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	316,479
Warrants expired and cancelled	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	725,989
Private placement	3,311,299	888,819	1,655,632	270,146
Warrants exercised	2,305,889	586,667	(2,305,889)	(75,125)
Stock options exercised	37,500	5,063
Warrants expired and cancelled			(581,667)	(21,105)
Shares issued for service	300,000	249,000
Share issuance costs		(80,271)		(23,289)
Balance April 30, 3007	36,769,185	8,366,956	7,212,645	876,616

a)

Share Capital

During second quarter ending April 30, 2007, a total of 1,418,333 warrants were exercised for a total of $357,833.25.

In February, 2007, the Company issued shares for services to three consultants for their participation in the development, sales and marketing or retail-market software products.  Titan entered into consulting arrangements with the consultants in exchange for 300,000 common shares, in the aggregate, in the capital of Titan at a deemed price of $0.83.

During first quarter ending January 31, 2007, the Company completed a private placement of Units as follows:

i.

In December 2006, the corporation closed a non-brokered private placement of units (“Units), which raised $1,158,965.  The Corporation issued 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”).

The Warrants issued were 1,655,632.  The difference of 17.5 fewer warrants issued is a rounding factor  attributed to shareholders proceeds being short of the actual value of

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

6.       SHARE CAPITAL (continued)

shares  purchased.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Company revised the amount of finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000.

The issue costs relating to this placement totaled $99,914.

During 2006, the Company completed two private placements of Units as follows:

(i)

In July 2006, the Company closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised gross proceeds of $866,904.  The Corporation issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.

(ii)

In February 2006, the Company completed the closing of an expedited private placement, raising gross proceeds of $636,461.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one  common share and one-half of one common share purchase warrant.  The warrants issued were 1,767,954.  The additional 5 warrants issued is a rounding factor attributed to shareholders proceeds being in excess of the actual value of shares purchased. The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance hereof, and a price of $0.40 for the next twelve months, and will expire February 1, 2008.

The issue costs relating to these placements totaled $118,407.

During 2006, the Company completed a software transfer agreement with companies controlled by directors of the Company.  In exchange for the software, the Company will issue 4,500,000 common shares and 2,000,000 warrants.  The 4,500,000 common shares to be issued is contingent on the Company achieving certain milestones as follows:

a)

upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued;

b)

upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued; and

c)

upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

6.       SHARE CAPITAL (continued)

A total of 1,000,000 purchase warrants issued are exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieves at least $1.2 million of gross revenue for the preceding one year period.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided the Company achieves gross revenue of $1.8 million for the one year period commencing June 1, 2007.  The fair value of the common shares to be issued and warrants have been determined to be $1,575,000 and $316,479 respectively, with a corresponding value of $1,891,479 attributed to software development.

During 2005 fiscal year, the Company completed five private placements and two debt conversions to common shares as follows:

(i)

In October 2005, the Company issued 1,509,026 units at $0.18 per unit, for aggregate proceeds of $271,625.  Each unit consisted of one common share and  one-half of a common share purchase warrant.  Each of the 754,514 warrants entitles the holder to purchase one common share at $0.30 per share, until expiry on October 13, 2007.  Of the common shares issued, 937,916 common shares were issued to settle $168,825 of loans and advances from an officer and director of the Company.

(ii)

In May 2005, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each of the 583,500 warrants entitles the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006. A Director of the Company subscribed for 200,000 units of the placement.

(iii)

In March 2005, the Company issued 1,000,000 units amount of CDN $120,000 (US $100,000).  The 1,000,000 units issued, had a subscription price of $0.12 Canadian ($0.10 US) per unit.  Each unit consisted of one common share and one-half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 US) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

(iv)

In February 2005, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entities the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

(v)

In November 2004, pursuant to a private placement, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one, and $0.25 per share in year two, until expiry on November 30, 2006.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

6.       SHARE CAPITAL (continued)

(vi)       In August, 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Corporation were issued, at a deemed price of $0.25 to a director of the Corporation for debt related to the purchase of Technology software from Cignal Technologies, LLC,

(vii)      In January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

The issue costs relating to these placements totaled $77,652.

October 2005, 100,000 units at $0.15 per unit (paid-in amounts) were returned to treasury, 100,000 warrants at $0.20 per share were cancelled and 759,999 warrants with an exercise price of $0.20 expired.  The value of the warrants that were cancelled and expired of $21,440 has been transferred to contributed surplus.  These shares and warrants were originally issued in February 2005.  The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

Escrowed Shares

As at April 30, 2007, 600,000 common shares were held in escrow.  The release from escrow is based  upon the passage of time.

Stock Options

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  During first quarter ending January 31, 2007, the Company issued 1,825,000 stock options to directors, officers and consultants of the Company exercisable at $0.30, resulting in an additional charge to management fees and credit to contributed surplus of $71,546 the options will expire on January 8, 2012.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

6.       SHARE CAPITAL (continued)

The Company has options outstanding under the stock option plan as follows:

Six months ended April 30,	2007		2006
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,623,093	$ 0.16	3,485,593	$ 0.16
Granted Exercised Cancelled or expired	1,825,000 (37,500)	$ 0.30 $ 0.135	(210,000)	$ 0.24
Outstanding at end of period	5,410,593	$ 0.20	3,275,593	$0.155
Exercisable at end of period	3,861,843	$ 0.19	2,869,194	$ 0.14

The following table summarizes information on share options outstanding and exercisable at April 30, 2007:

Share options outstanding and exercisable

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$ 0.10	1,500,000	1,500,000	1.7
0.12	200,000	200,000	2.0
0.155	495,593	495,593	2.8
0.25	1,030,000	1,030,000	2.8
0.315	360,000	180,000	4.2
0.30	1,825,000	456,250	4.7
	5,410,593	3,861,843

The Company uses the Black-Scholes option pricing model to value the options at each grant date under the following weighted-average assumptions:

Weighted average grant date fair value per share option                                                                 0.32

Expected dividend rate                                                                                                                 0%

Expected volatility                                                                                                                    138%

Risk-free interest rate                                                                                                               3.95%

Expected life of options in years                                                                                             5 years

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

6.       SHARE CAPITAL (continued)

Warrants

The following table summarizes information on warrants outstanding at April 30, 2007:

Exercise Prices	Number Outstanding	Expiry Date
$0.30 $0.30 $0.50 $0.50 $0.50	704,514 1,614,065 1,238,434 2,000,000 1,655,632	October 13, 2007 February 1, 2008 July 31, 2008 November 30, 2008 December 12, 2008
7,212,645

7.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	Six months ended April 30
	2007	2006	2005
Management and consulting fees	$ 65,000	$ 20,000	$ 42,700
Research and development	127,094	90,000	120,000
Deposit on Technology (Loan receivable)	----	62,735	62,735
Loans and advances (Note 5) Sundry receivables	---- 37,353	129,327 ----	44,974 ----

At April 30, 2007, $37,353 was due from an  officer and director is included in sundry receivables.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

8.

COMMITMENTS

a)

The Company has lease agreements for its offices which expires February 28, 2007 and December 31, 2007 respectively.  The minimum annual payments until expiration of the leases are as follows:

Year	Total
2007	$16,823
2008	$2,562

b)

Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

c)

Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

9.

FINANCIAL INSTRUMENTS

Fair Value

The Company's financial instruments consist of cash and cash equivalents, sundry receivable, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Credit Risk

It is management's opinion that the Company is not exposed to credit risks arising from these financial instruments.

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Interest rate risk

The Company is susceptible to interest rate price risk on its fixed rate debt.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Three months ended April 30, 2007

10.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

11.

SUBSEQUENT EVENTS

          There are no subsequent events to announce at this time.

12.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 34,767,262 (2006 – 24,996,183).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.